Shareholder Meeting Results
 (Unaudited)
February 27, 2014 special meeting

A proposal to approve a new management contract between the fund and Putnam Management was approved as follows:

Votes		Votes 	   Abstentions   Broker
for		against			 non-votes
7,400,519 	573,306	   317,543        0

All tabulations are rounded to the nearest whole number.